N E W S R E L E A S E

November 3, 2011

Nevsun Drills 88.5m of 11.8% Zinc at Bisha Mine

Nevsun Resources Ltd. (TSX: NSU/NYSE Amex: NSU) is pleased to report assays from the 41 infill diamond drill holes at the Bisha Main deposit.

Highlights

  High-grade zinc with copper below current Bisha pit design
  Confirmation of mineralization grades and widths at depth

Select High Grade Results Include:

  Hole #B-433 – 88.50m of 11.84% Zn & 0.76% Cu from 268.0m-356.5m
  Hole #B-459 – 94.65m of 8.29% Zn & 0.84% Cu from 308.5m-403.15m
  Hole #B-461 – 85.90m of 10.71% Zn & 0.86% Cu from 275.1m-361.0m
  Hole #B-427 – 103.80m of 4.98% Zn & 1.13 % Cu from 234.0m-363.0m
  Hole #B-434 – 99.60m of 5.78% Zn & 1.27% Cu from 294.4m-394.0m

The objective of this program was to infill drill the inferred resource portion of the Bisha Main deposit to convert those resources to an indicated resource category.  The results were positive, and have confirmed the grade and continuity of the Bisha primary zone below the current pit shell design.  The resulting resource and reserve restatement is expected in Q1 2012.

Cliff Davis, CEO commented, “Bisha is a world class VMS deposit that we see evolving into a world class VMS mining camp.  The high-grade zinc and copper intercepts released today are part of an ongoing program to grow organically through drilling known mineralization in and around the Bisha operation.”

The 16,000m of drilling took place May through July 2011.  Detailed results are in the attached schedule together with a map of the hole locations.

Hole ID	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	Azimuth	Dip
B-422	170.00	207.50	37.50	0.93	66.39	0.79	0.47	10.20	90	-68
Incl.	179.50	203.00	23.50	0.27	42.00	0.43	0.38	14.10
B-423	188.00	235.00	47.00	1.01	81.91	1.47	0.43	10.80	90	-74
Incl.	191.00	197.00	6.00	0.71	129.00	0.89	0.86	17.15
and	200.00	203.50	3.50	0.92	99.14	0.40	0.71	22.09
and	208.00	215.50	7.50	1.07	103.60	0.53	1.11	27.86
B-425	234.00	363.00	129.00	0.24	17.31	0.36	0.08	5.85	90	-65
Incl.	246.00	249.00	3.00	0.64	93.00	1.01	0.71	16.55
and	262.95	268.50	5.55	0.91	93.92	0.83	0.82	19.38
and	319.50	343.50	24.00	0.84	54.94	0.67	0.44	17.61
B-426	351.10	386.50	35.40	0.49	22.06	0.42	0.15	3.69	90	-65
Incl.	376.00	384.35	8.35	0.67	44.94	0.70	0.45	8.90
B-427	225.70	329.50	103.80	0.60	47.34	1.13	0.19	4.98	90	-60
Incl.	225.70	254.50	28.80	0.85	97.64	1.63	0.58	12.47
and	320.50	329.50	9.00	0.56	35.67	0.98	0.04	7.85
B-428	350.20	428.50	78.30	0.69	43.20	0.44	0.28	5.69	90	-72
Incl.	407.50	422.50	15.00	1.02	115.80	0.60	0.87	17.69
B-429	342.00	399.00	57.00	0.62	43.43	0.47	0.39	6.77	90	-66
Incl.	381.00	391.50	10.50	0.62	90.86	0.69	1.03	21.13
B-430	302.80	374.50	71.70	0.64	67.61	0.88	0.68	12.44	90	-60
Incl.	319.00	362.50	43.50	0.80	97.03	1.06	1.05	18.21
B-431	254.50	334.00	79.50	0.87	63.58	1.45	0.28	8.68	90	-55
Incl.	266.30	272.50	6.20	0.75	71.85	0.98	0.57	16.70
and	289.00	298.00	9.00	1.04	79.67	0.92	1.02	21.73
and	311.50	319.00	7.50	1.07	62.60	0.61	0.15	13.37
B-432	274.00	355.00	81.00	0.68	62.63	0.81	0.54	12.25	90	-82
Incl.	309.80	325.00	15.20	0.65	71.11	0.62	0.95	20.47
and	329.60	347.50	17.90	0.79	48.42	0.73	0.37	15.65
B-433	268.00	356.50	88.50	0.69	59.87	0.76	0.66	11.84	90	-67
Incl.	297.88	304.00	6.12	0.84	121.89	1.54	0.88	17.31
and	308.50	352.00	43.50	0.91	69.97	0.70	0.98	18.37
B-434	294.40	394.00	99.60	0.87	57.78	1.27	0.29	5.78	90	-72
Incl.	334.50	341.35	6.85	0.52	109.36	0.91	1.21	22.12
and	346.10	355.50	9.40	0.81	101.27	0.83	0.81	23.25
B-435	323.50	349.00	25.50	0.72	37.35	0.42	0.26	5.87	90	-65
Incl.	340.00	347.50	7.50	1.09	81.80	0.70	0.66	15.32
B-436	280.00	301.00	21.00	0.94	22.00	0.93	0.03	0.62	90	-60
B-437	309.90	392.50	82.60	0.64	35.36	1.08	0.18	3.22	90	-60
Incl.	326.50	338.50	12.00	0.50	77.32	0.81	0.91	13.98
and	386.50	389.50	3.00	0.63	33.50	1.04	0.20	10.51
B-438	338.50	359.50	21.00	0.55	52.14	0.43	0.72	11.98	90	-75
Incl.	344.50	358.00	13.50	0.65	72.11	0.53	1.07	17.14
B-439	300.50	321.50	21.00	0.73	31.14	0.43	0.13	4.27	90	-65
Incl.	315.50	320.00	4.50	0.91	62.33	0.59	0.46	14.05

Hole ID	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	Azimuth	Dip
B-440	374.50	383.50	9.00	0.65	32.83	0.39	0.17	5.60	90	-67
Incl.	377.50	379.00	1.50	0.46	57.00	0.46	0.45	16.55
and	380.50	382.00	1.50	0.76	66.00	0.55	0.36	11.50
B-441	52.50	74.00	21.50	0.68	20.33	0.85	0.12	1.78	90	-60
And	189.50	215.00	25.50	0.49	34.82	0.75	0.28	6.59
Incl.	201.50	210.50	9.00	0.75	64.00	0.84	0.73	15.19
B-442	55.00	77.25	22.25	0.90	21.35	0.49	0.13	2.23	90	-68
And	218.20	242.50	24.30	0.38	22.42	0.51	0.14	4.10
Incl.	233.50	239.50	6.00	0.81	47.50	0.75	0.42	11.06
B-443	50.50	85.45	34.95	1.05	20.17	0.48	0.12	1.90	90	-75
And	243.40	261.00	17.60	0.47	25.61	0.48	0.15	3.96
Incl.	255.00	259.50	4.50	0.82	47.00	0.67	0.42	10.30
B-444	264.00	283.50	19.50	0.53	46.77	0.80	0.49	12.01	90	-50
Incl.	271.50	282.00	10.50	0.72	68.86	0.73	0.90	21.46
B-445	263.50	277.00	13.50	0.58	48.33	0.54	0.68	14.36	90	-55
Incl.	268.00	275.50	7.50	0.69	71.20	0.67	1.10	21.71
B-446	235.50	262.50	27.00	0.59	33.98	0.64	0.23	5.80	90	-60
Incl.	246.25	252.00	5.75	0.78	66.39	0.71	0.85	18.62
B-447	264.50	285.50	21.00	0.35	31.50	0.52	0.26	7.44	90	-67
Incl.	276.50	284.00	7.50	0.59	61.80	0.59	0.67	18.32
B-448	293.00	312.00	19.00	0.71	42.79	1.01	0.32	7.55	90	-50
Incl.	300.00	306.00	6.00	0.86	68.50	0.92	0.83	17.09
B-449	347.00	350.00	3.00	0.69	37.50	1.06	0.21	6.00	90	-65
B-450	333.00	349.50	16.50	0.50	32.64	0.81	0.23	4.81	90	-50
Incl.	337.50	343.50	6.00	0.77	50.25	0.63	0.55	12.28
B-451	358.50	361.50	3.00	0.80	37.50	0.90	0.24	7.09	90	-56
B-452	415.00	425.50	10.50	0.45	23.14	0.27	0.22	5.04	90	-67
Incl.	422.50	425.50	3.00	0.60	55.00	0.42	0.65	14.98
And	437.50	439.00	1.50	0.54	45.00	0.56	0.17	4.24
B-453	393.00	403.50	10.50	0.68	66.00	0.76	0.64	14.48	90	-60
Incl.	397.50	402.00	4.50	0.63	81.67	0.30	0.97	21.02
B-454	270.00	291.00	21.00	0.56	36.21	0.86	0.20	4.52	90	-60
Incl.	283.50	288.00	4.50	0.63	64.33	0.89	0.69	14.87
B-455	444.00	484.50	40.50	0.97	43.93	0.44	0.35	6.67	90	-65
Incl.	468.00	478.50	10.50	0.73	86.57	0.56	0.96	18.22
And	499.50	508.50	9.00	1.14	31.83	2.66	0.01	1.07
B-456	366.50	401.00	34.50	0.47	47.26	0.52	0.43	7.48	90	-65
Incl.	381.50	395.00	13.50	0.41	79.89	0.56	0.94	14.19
B-457	394.50	407.30	12.80	0.76	24.26	0.24	0.14	2.70	90	-65
And	421.40	451.50	30.10	0.67	41.27	0.46	0.35	6.41
Incl.	441.00	448.50	7.50	0.70	59.80	0.75	0.58	14.96
B-458	235.00	356.50	121.50	0.56	34.95	0.81	0.19	5.10	90	-60
Incl.	241.00	269.50	28.50	0.70	81.24	0.99	0.64	15.50
and	347.50	355.00	7.50	0.52	36.40	0.54	0.38	15.36
B-459	308.50	403.15	94.65	0.62	52.32	0.84	0.41	8.29	90	-60
Incl.	338.50	400.00	61.50	0.68	64.65	1.05	0.50	11.34

Hole ID	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	Azimuth	Dip
B-460	332.85	369.00	36.15	0.82	42.19	0.46	0.27	6.33	90	-65
Incl.	354.00	367.50	13.50	1.29	81.78	0.59	0.59	13.15
B-461	275.10	361.00	85.90	0.61	61.91	0.86	0.49	10.71	90	-62
Incl.	309.65	353.50	43.85	0.83	77.81	1.12	0.61	14.90
B-462	307.00	383.50	76.50	0.72	42.82	0.55	0.29	6.16	90	-72
Incl.	358.00	376.00	18.00	0.79	92.08	0.74	0.83	18.00

Note. True thickness is estimated at approximately 85% of the drill intervals reported in the table.

Hole B-424 showed no significant mineralization.

Darin Wasylik, Senior Geologist for Nevsun, a qualified person under National Instrument 43-101, supervised and directed all work associated with the drilling program.

Sample preparation and analysis were conducted at ALS Chemex of Vancouver, Canada.

Forward Looking Statements:  The above contains statements regarding positive drill results, and indications that the Bisha resources are likely more extensive than previously disclosed.  Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.   Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email:ir@kincommunications.com Website:www.nevsun.com

MAP:  LOCATIONS OF DRILL HOLES